SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 7, 2003

Instrumentarium Corporation
(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]     Form 40-F [  ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [  ]     No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________)

Enclosure:     GE ANNOUNCED AN UPDATE ON REGULATORY PROCESS

SIGNATURES
GE ANNOUNCED AN UPDATE ON REGULATORY PROCESS
GE PROVIDES UPDATE ON REGULATORY PROCESS FOR GE’S PROPOSED ACQUISITION OF INSTRUMENTARIUM

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: July 7, 2003	By:	/s/

Matti Salmivuori Chief Financial Officer

Date: July 7, 2003	By:	/s/

Juhani Lassila Group Treasurer

STOCK EXCHANGE RELEASE 12/03

July 7, 2003 at 9.00 am 1(1)

GE ANNOUNCED AN UPDATE ON REGULATORY PROCESS

General Electric Company has today made the following notification to Instrumentarium Corporation regarding an update on its tender offer to acquire all outstanding shares and options in Instrumentarium Corporation and related regulatory process:

GE PROVIDES UPDATE ON REGULATORY PROCESS FOR GE’S PROPOSED ACQUISITION OF INSTRUMENTARIUM

HELSINKI, Finland (July 7, 2003)-General Electric Company (NYSE: GE) has received the European Commission’s preliminary findings to date on the proposed GE acquisition of Instrumentarium Corporation (HEX: INS1V.HE, Nasdaq: INMRY). The document, referred to as the “Statement of Objections”, reflects our discussions to date. Both GE and Instrumentarium are continuing constructive dialogue with the European Commission and the acquisition is expected to close in the third quarter of 2003.

For additional information on the tender offer or to receive copies of the tender offer materials, Instrumentarium shareholders may contact Nordea Securities at +358 9 4785 031 and ADR holders may contact Morrow & Co., Inc., by calling toll-free from within the U.S. (800) 607-0088, or collect from outside the United States +1 212-754-8000. Tender offer materials are available on the Internet at www.nordeasecurities.com. English language versions of the tender offer materials have been furnished to the U.S. Securities and Exchange Commission and are available on its Web site at www.sec.gov.

INSTRUMENTARIUM CORPORATION

Juhani Lassila                      Folke Lindberg

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Juhani Lassila, Group Treasurer, tel. +358 10 394 3422